Exhibit 99.1

PRESS RELEASE

AerCap Holdings N.V. Announces Transactions for the Full Year and Fourth Quarter 2012

Amsterdam, The Netherlands; January 11, 2013 - AerCap Holdings N.V. (“AerCap,” “the Company,” NYSE: AER) today announced the completion of the following transactions during the full year and fourth quarter 2012:

Full Year 2012

•	Signed new lease agreements for 47 aircraft,
•	Delivered 35 aircraft under contracted lease agreements,
•	Purchased 20 new aircraft,
•	Closed the sale of 70 aircraft, including the Aircraft Lease Securitisation (ALS) portfolio of 50 aircraft, executed agreements for the sale of four aircraft that are still awaiting delivery, and
•	Signed financing transactions for $1.5 billion.

Fourth Quarter 2012

•	Signed new lease agreements for 13 aircraft,
•	Delivered ten aircraft under contracted lease agreements,
•	Purchased six new aircraft,
•	Closed the sale of 55 aircraft, including ALS, executed agreements for the sale of three aircraft that are still awaiting delivery, and
•	Signed financing transactions for $670 million.

Transaction Overview	Fourth Quarter 2012			Full Year 2012

	Owned	Managed	Total	Owned	Managed	Total
Lease Agreements
Contracts	12	1	13	46	1	47
Letters of Intent	5	1	6	5	1	6
Deliveries
Closed	10	-	10	35	-	35
Purchases
Closed	6	-	6	20	-	20
Contract Signed, to be Delivered	2	-	2	7	-	7
Sales
Aircraft – Closed	52	3	55	59	11	70
Aircraft - Contract Signed, to be Delivered	3	-	3	4	-	4
Letters of Intent	-	-	-	-	5	5

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Lease Activities: Contracts Signed for 13 Aircraft – Ten Aircraft Delivered

New Lease Agreements

AerCap signed new lease agreements for 13 aircraft in the fourth quarter 2012:

•	Four new Boeing 737-800s for American Airlines as part of the American Airlines sale and leaseback arrangement (U.S.A.),
•	Two new Boeing 737-800s for VRG (Brazil),
•	Two Airbus A320s for Fly Georgia (Georgia),
•	Two Airbus A320s for SAS (Scandinavia),
•	One Airbus A330 for I Fly (Russia),
•	One Airbus A320 for Windrose Airlines (Ukraine), and
•	One Airbus A320 for Aigle Azur (France).

During 2012, AerCap signed a total of 47 new lease agreements for aircraft.

The average term of lease agreements and letters of intent for new aircraft signed during 2012 was 149 months. The average term of lease agreements and letters of intent for used aircraft in that period was 66 months.

Deliveries

AerCap completed ten aircraft deliveries under contracted lease agreements in the fourth quarter:

•	Four new Boeing 737-800s to American Airlines as part of the American Airlines sale and leaseback arrangement (U.S.A.),
•	Two new Airbus A330s to Virgin Atlantic (UK),
•	One Airbus A320 to Fly Georgia (Georgia),
•	One Boeing 737-400 to Yamal Airlines (Russia),
•	One Airbus A320 to Windrose Airlines (Ukraine), and
•	One Boeing 737-800 to Sriwijaya Air (Indonesia).

This brings the total deliveries in 2012 to 35 aircraft.

Purchase Activities: Purchases Closed for Six Aircraft

AerCap purchased four new Boeing 737-800s and two new Airbus A330-300s during the fourth quarter. During 2012, AerCap purchased a total of 20 aircraft.

Sales Activities: 55 Aircraft Sold

During the fourth quarter, AerCap closed sales transactions for one Airbus A330-200, one Boeing 737-300 and the ALS portfolio of 50 aircraft from its owned portfolio.  AerCap also sold one Boeing 737-300, one Boeing 737-500 and one Boeing 757-200 from its managed portfolio.  In addition to the completed sales transactions, AerCap signed agreements for the sale of two new A330-300s and one new Boeing 737-800 from its owned portfolio.

During 2012, AerCap sold a total of 70 aircraft, signed an agreement for the sale of four aircraft still to be delivered and signed letters of intent for the sale of five aircraft.

Debt Facilities: $670 Million Completed During the Fourth Quarter - Total of $1.5 Billion in the Full Year 2012

In the fourth quarter, AerCap closed financing transactions for approximately $670 million. The total amount of financing transactions completed by AerCap in 2012 is $1.5 billion.

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Portfolio Summary

As of December 31, 2012, AerCap’s portfolio consisted of 333 aircraft that were either owned, on order, under contract, letter of intent or purchase option, or managed.  The average age of the owned fleet as of December 31, 2012 is 5.1 years and the average remaining contracted lease term is 6.9 years.

Following the sale of its equity interest in Aircraft Lease Securitisation Limited (ALS), AerCap continues to manage the ALS aircraft portfolio. These aircraft, which were classified as owned assets in previous transaction summaries, are now classified as managed assets.

About AerCap

AerCap is one of the world’s leading aircraft leasing companies and has one of the youngest fleets in the industry. AerCap has $10 billion of assets and a fleet of 333 aircraft. AerCap is a New York Stock Exchange-listed company (AER) and has its headquarters in the Netherlands with offices in Ireland, the United States, China, Singapore and the United Arab Emirates.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media: Frauke Oberdieck Tel. +31 20 655 9616 foberdieck@aercap.com	For Investors: Peter Wortel Tel. +31 20 655 9658 pwortel@aercap.com

www.aercap.com

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